Exhibit 99.1

ASX RELEASE 12 November 2024

Withdrawal of AGM Resolution and Director Resignation

Caufield, Australia, November 12, 2024—Nova Minerals Limited (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FRA: QM3) provides the following update to the proposed agenda of its Annual General Meeting scheduled for 14 November 2024 (AGM), notice of which was released on 14 October 2024.

Mr Rodrigo Pasqua, a non-executive director of the Company, will resign in accordance with the Company’s director rotation policy and the requirements of the ASX Listing Rules. Mr. Pasqua has advised the Company that he no longer intends to stand for re-election as a non-executive director at the AGM and, therefore, Resolutions 2 and 5e of the notice of AGM will be withdrawn. Mr Pasqua will also resign from the Company’s Audit and Risk Committee and its Remuneration and Nomination Committee concurrent with his resignation as a non-executive director.

The Board would like to thank Mr Pasqua for his invaluable contribution since his appointment and wish him well in his future endeavours.

The Company advises that it has commenced its search for a high calibre independent director based in the US with experience in funding and building projects to add significant talent to the team as we progress Estelle rapidly towards production. We will update the market once the search has been completed.

The withdrawal of this resolution will not affect the validity of proxy forms, or any proxy votes already submitted.

This announcement has been authorized for release by the Company Secretary.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance & Compliance & Investor Relations E: craig@novaminerals.com.au M: +61 414 714 196	Ian Pamensky Company Secretary E: info@novaminerals.com.au

Main Operations	Corporate	ASX: NVA | NASDAQ: NVA | FRA: QM3
Whiskey Bravo Airstrip	Suite 5, 242 Hawthorn Road,	www.novaminerals.com.au
Matanuska-Susitna Borough, Alaska, USA	Caulfield, VICTORIA 3161,	Email info@novaminerals.com.au
1150 S Colony Way Suite 3-440,	Australia
Palmer, AK 99645	Phone +61 3 9537 1238	ACN 006 690 348

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